SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549






FORM 11-K

ANNUAL REPORT






Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


For the fiscal year ended December 31, 1996




ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES



ROCKWELL INTERNATIONAL CORPORATION
2201 Seal Beach Boulevard
Seal Beach, California  90740









ALLEN-BRADLEY COMPANY, INC.
Allen-Bradley Savings and Investment Plan for Hourly Employees
Financial Statements for the Years Ended
December 31, 1996 and 1995, Supplemental
Schedules for the Year Ended December 31,
1996 and Independent Auditors' Report

ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR HOURLY EMPLOYEES
TABLE OF CONTENTS
                                                                Page
INDEPENDENT AUDITORS' REPORT                                      	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED
	DECEMBER 31, 1996 AND 1995:
	Statements of Net Assets Available for Benefits                	2-4
	Statements of Changes in Net Assets Available for Benefits     	5-7
	Notes to Financial Statements                                  	8-12
SUPPLEMENTAL SCHEDULES FOR THE
  YEAR ENDED DECEMBER 31, 1996:
	Item 27a - Schedule of Assets Held for Investment Purposes      	13
	Item 27d - Schedule of Reportable Transactions                  	14
SIGNATURES                                                      	S-1
EXHIBIT:

  INDEPENDENT AUDITORS' CONSENT                                 	S-2

INDEPENDENT AUDITORS' REPORT

To the Allen-Bradley Savings and Investment Plan
  for Hourly Employees and Participants therein:
We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Hourly Employees, formerly known as the Allen-Bradley Employee Savings Plan for Hourly Employees, as of December 31, 1996 and 1995 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1996 and 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 20, 1997

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statement of Net Assets Available for Benefits
December 31, 1996
                                            Supplemental Information by Fund

                                                         Participant Directed
                                          Guaranteed    Fixed                  Intermediate
                            December 31,    Return      Income    Diversified    Term Bond
                               1996          Fund        Fund         Fund         Fund      Loan Fund
Pooled insurance
  contract fund             $15,778,519   $15,778,519

Pooled investment funds       2,692,509                $130,325   $2,441,280     $120,904

Money market fund                67,164            81         5            5

Participant loans               493,124                                                      $493,124

Common stock - Rockwell
  International
   Corporation                1,846,278

Common stock -
  The Boeing Company            123,177

    Total investments        21,000,771    15,778,600    130,330   2,441,285      120,904     493,124

Receivables:
Contributions receivable -
  employee                       41,973        26,868                 13,077
Contributions receivable -
  employer                       21,340
Income receivable                   626             7         11         165           12
    Total receivables            63,939        26,875         11      13,242           12

TOTAL ASSETS                 21,064,710    15,805,475    130,341   2,454,527      120,916     493,124

LIABILITY - Purchase
  Pending Settlement                132

NET ASSETS AVAILABLE
    FOR BENEFITS            $21,064,578   $15,805,475   $130,341  $2,454,527     $120,916    $493,124

See notes to financial statements.
(Continued on next page)

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statement of Net Assets Available for Benefits
December 31, 1996
                                              Supplemental Information by Fund
                                       Non-Participant       Participant             Non-Participant
                                          Directed             Directed                 Directed
                                          Rockwell             Rockwell          Boeing          Boeing
                                           Stock                Stock            Stock           Stock
                                           Fund A               Fund B           Fund C          Fund D
Pooled insurance
  contract fund

Pooled investment funds

Money market fund                        $   28,538            $ 38,535

Participant loans

Common stock - Rockwell
  International
   Corporation                            1,656,835             189,443

Common stock -
  The Boeing Company                                                            116,736           6,441

    Total investments                     1,685,373             227,978         116,736           6,441

Receivables:
Contributions receivable-employee                                 2,028
Contributions receivable-employer            21,340
Income receivable                               177                 254
Total receivables                            21,517               2,282               -               -

TOTAL ASSETS                              1,706,890             230,260         116,736           6,441

LIABILITY - Purchases
  Pending Settlement                             58                  74               -               -

NET ASSETS AVAILABLE
  FOR BENEFITS                          $ 1,706,832           $ 230,186        $116,736          $6,441

See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statement of Net Assets Available for Benefits
December 31, 1995

                                                  Supplemental Information by Fund
                                                                                                      Non-Participant
                                                       Participant Directed                               Directed
                                        Guaranteed    Fixed                  Intermediate                 Rockwell
                          December 31,    Return      Income    Diversified    Term Bond                    Stock
                              1995         Fund        Fund         Fund         Fund      Loan Fund        Fund A
Pooled insurance
  contract fund           $15,022,667   $15,022,667

Pooled investment funds     1,369,891                 $20,455     $1,255,041    $94,395

Money market fund              69,189                                               860    $    706      $ 67,623

Participant loans             119,413                                                       119,413

Common stock - Rockwell
  International
   Corporation                359,180                                                                     359,180

     Total investments     16,940,340    15,022,667    20,455      1,255,041     95,255     120,119       426,803

Contributions receivable      151,493        69,494       185         48,239      2,040                    31,535

Interfund transfers                         (26,047)     (335)       (12,325)    (2,719)     41,426

TOTAL ASSETS AND
  NET ASSETS AVAILABLE
    FOR BENEFITS          $17,091,833   $15,066,114   $20,305     $1,290,955    $94,576    $161,545      $458,338


See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statement of Changes In Net Assets Available For Benefits
Year Ended December 31, 1996
                                                   Supplemental Information by Fund


                                                                Participant Directed
                                                   Guaranteed      Fixed               Intermediate
                                   December 31,      Return       Income  Diversified   Term Bond     Loan
                                      1996            Fund         Fund      Fund          Fund       Fund
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                         $     2,485     $       449    $    49   $      202    $    15
  Dividends                             21,641
  Net appreciation in fair
    value of investments             1,603,517       1,012,220      3,594      327,244      2,610

    Total investment income          1,627,643       1,012,669      3,643      327,446      2,625

Contributions received or
  receivable from:
    Employer                         1,133,614
    Participants                     2,513,338       1,713,376    100,648      594,452     46,291
      Total contributions            3,646,952       1,713,376    100,648      594,452     46,291

    Total additions                  5,274,595       2,726,045    104,291      921,898     48,916

DEDUCTIONS FROM PLAN ASSETS -
  Payments to participants or
    beneficiaries                    1,337,480       1,173,636     (1,257)      22,673        144    $103,335
      Net income                     3,937,115       1,552,409    105,548      899,225     48,772    (103,335)
NET TRANSFERS BETWEEN FUNDS                  -        (816,653)     2,647      238,581    (22,432)    434,914
TRANSFERS FROM (TO)
  RELATED PLANS                         35,630           3,605      1,841       25,766

NET INCREASE                         3,972,745         739,361    110,036    1,163,572     26,340     331,579

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                17,091,833      15,066,114     20,305    1,290,955     94,576     161,545

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                     $21,064,578     $15,805,475   $130,341   $2,454,527   $120,916    $493,124

See notes to financial statements.
(Continued on next page)

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1996
                                                    Supplemental Information by Fund
                                          Non-Participant     Participant              Non-Participant
                                             Directed           Directed                  Directed
                                             Rockwell           Rockwell           Boeing          Boeing
                                              Stock              Stock             Stock           Stock
                                             Fund A             Fund B             Fund C          Fund D
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                                  $    1,301          $   469
  Dividends                                     21,077              564
  Net appreciation in fair
    value of investments                       234,183           11,088          $11,920           $  658

      Total investment income                  256,561           12,121           11,920              658

Contributions received or
  receivable from:
    Employer                                 1,133,614
    Participants                                                 58,571
      Total contributions                    1,133,614           58,571

    Total additions                          1,390,175           70,692           11,920              658

DEDUCTIONS FROM PLAN ASSETS -
  Payments to participants or
    beneficiaries                              39,347              (398)
      Net income                            1,350,828            71,090           11,920              658
NET TRANSFERS BETWEEN FUNDS                                     162,943
TRANSFERS FROM (TO)
  RELATED PLANS                              (102,334)           (3,847)         104,816            5,783

NET INCREASE                                1,248,494           230,186          116,736            6,441

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                          458,338                 -                -                -

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                            $ 1,706,832          $230,186         $116,736           $6,441

See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Statement of Changes In Net Assets Available For Benefits
Year Ended December 31, 1995
                                                   Supplemental Information by Fund
                                                                                                            Non-Par-
                                                                                                            ticipant
                                                                Participant Directed                        Directed
                                                 Guaranteed    Fixed               Intermediate             Rockwell
                                   December 31,    Return     Income  Diversified   Term Bond     Loan      Stock
                                      1995          Fund       Fund      Fund          Fund       Fund      Fund A
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                         $ 1,034,236   $ 1,033,504                                                $    732
  Dividends                                554                                                                   554
  Net appreciation (depreciation)
    in fair value of investments        32,606                $   121   $  (1,222)    $ 1,005                 32,702
      Total investment
         income (loss)               1,067,396     1,033,504      121      (1,222)      1,005                 33,988

Contributions received or
  receivable from:
    Employer                           947,009       521,956                                                 425,053
    Participants                     2,173,594     2,101,678    2,675       64,153      5,088
      Total contributions            3,120,603     2,623,634    2,675       64,153      5,088                425,053

    Total additions                  4,187,999     3,657,138    2,796       62,931      6,093                459,041

DEDUCTIONS FROM PLAN ASSETS -
  Payments to participants or
    beneficiaries                    1,584,877     1,584,174                                                     703
      Net income                     2,603,122     2,072,964    2,796       62,931      6,093                458,338
NET TRANSFERS BETWEEN FUNDS                       (1,406,628)  17,509    1,228,024       (450)   $161,545
TRANSFERS FROM (TO)
  RELATED PLANS                        216,171       127,238                           88,933

NET INCREASE                         2,819,293       793,574   20,305    1,290,955     94,576     161,545    458,338

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                14,272,540    14,272,540

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                     $17,091,833   $15,066,114  $20,305   $1,290,955    $94,576    $161,545   $458,338

See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
1.	DESCRIPTION OF PLAN
The following brief description of the Allen-Bradley Savings and Investment
Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Prior to October 1, 1995, the Plan's name was the Allen-
Bradley Employee Savings Plan for Hourly Employees. Participants should refer to the Plan document for more complete information.
a.	General - The Plan is a defined contribution savings plan established by
Allen-Bradley Company, Inc. (the "Company").  The Company is a wholly-
owned subsidiary of Rockwell International Corporation ("Rockwell").  The
Savings Plan Benefit Committee and the Plan Administrator control and manage the operation and administration of the Plan.  Effective
October 1, 1995, Wells Fargo, N.A. (formerly First Interstate Bank of
California) became the trustee of the Plan assets.  Prior to that time an officer of the Company was trustee of the Plan assets.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.
	The Plan is composed of nine funds: (i) the Fixed Income Fund, which invests primarily in debt securities with maturities of three years or less; (ii) the Diversified Fund, which invests primarily in stocks, bonds and other corporate securities, except those issued by Rockwell; (iii)
the Guaranteed Return Fund, which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period; (iv) the Intermediate Term Bond Fund, which invests in
U.S. Treasury and government agency bonds with intermediate maturities averaging five years or less; (v) the Loan Fund, representing outstanding participant loan balances; (vi) Stock Funds A and B, which invest in or hold the common stock and Class A common stock of the company and (vii)
Stock Funds C and D which invest in or hold the common stock of The
Boeing Company ("Boeing").  See Footnote 6 for additional information regarding Boeing.  Prior to October 1, 1995, generally all contributions were invested in a pooled guaranteed insurance contract fund.  The operating results of such fund prior to October 1, 1995 are included with the Guaranteed Return Fund for 1995.  The Rockwell Class A Common Stock
was converted to common stock effective February 23, 1997.
b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan.  Participant contributions can be made either before or after U.S. federal taxation of a participant's compensation. However, a participant's contribution on a before-tax basis is limited to 9% of the participant's base compensation for non-
highly compensated participants and to 8% for highly compensated participants. In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to
50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 3% of compensation, less the amount of any forfeitures as provided by the Plan.  Effective October 1,
1995, the Plan was amended to provide for a variable Company match ranging from 50% to 100% of a participant's contributions, provided that such amount does not exceed 6% of a participant's base compensation. The percentage match is determined based on consolidated net sales growth of
Rockwell Automation.  Company contributions, effective October 1, 1995, are made in the form of cash or common stock of Rockwell or any combination thereof.
c.	Investment Elections - Participants may elect to have their participant contributions made to (i) the Fixed Income Fund; (ii) the Diversified
Fund; (iii) the Guaranteed Return Fund; (iv) the Intermediate Term Bond
Fund; (v) the Stock Fund B; or in 5% increments among any or all of the above funds.  Company contributions are made entirely to the Rockwell
Stock Fund A.  Participants with units in the Guaranteed Return Fund may elect to convert all or a part of their percentage interest in an insurance contract into units in other funds as the insurance contracts held within the Guaranteed Return Fund expire.
d.	Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of the month, which is generally the last stock-trading day of the month.  However, voting rights are extended to participants in proportion to their interest in Rockwell Common Stock held in Stock Fund A and Stock Fund B, as represented by common units.
Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants'
accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
e.	Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon.  Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Amounts contributed after
October 1, 1995 will no longer be distributed in the form of an annuity contract from a legal reserve life insurance policy.  Vesting in the
Company contribution portion of participant accounts plus actual earnings thereon is based on years of credited service.  A participant is 100 percent vested after five years of credited service.  Partial vesting occurs at a rate of 20% per year of credited service.  Vesting prior to
October 1, 1995 was based on participation in the Plan.  Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59-1/2 or is able to demonstrate financial hardship.
f.	Loans - A participant may obtain a loan in an amount as defined in the
Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account.  Interest is charged at a rate equal to the prime rate plus 1%.
The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full  after  a minimum of 12 months.
Payments of principal and interest are credited to the participant's account.  Participants may have only one outstanding loan at a time.
g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan. Forfeitures revert to the Company and reduce the Company's contributions to the Plan.  However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.
h.	Benefit Claims Payable - Distributions and withdrawals from participant's accounts may be made at any time effective October 1, 1995.  Prior to that time, distributions and withdrawals were made quarterly.  As of
December 31, 1996 and December 31, 1995, net assets available for benefits included benefits of $47,353 and $72,316, respectively, due to participants who have withdrawn from participation in the Plan or who have requested partial distributions.
i.	Priorities Upon Termination of the Plan - The Company has the authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested.  Benefits under the
Plan will be provided solely from the Plan assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Valuation of Pooled Insurance Contract Fund - At December 31, 1996 and
1995, the investment in the pooled insurance contract fund is valued at fair value.  In September 1994, the American Institute of Certified
Public Accountants issued Statement of Position 94-4 "Reporting of
Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans" ("SOP"). The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value.  According to the provisions of SOP 94-4, the pooled insurance contracts have been determined to be non-fully benefit responsive. As such, the contracts are presented at fair value on the statements of net assets available for benefits at December 31, 1996 and 1995. The crediting interest rate at
December 31, 1996 for the contract was 6.27%.
b. Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Company and Rockwell defined contribution plans participate. The Plan's interest in the funds is carried at fair value based on quoted market prices.
c.	 Valuation of Money Market Fund - Investments in a money market fund are stated at fair value, which is equivalent to cost.
d. Valuation of Rockwell Common Stock and Boeing Common Stock - Investments in Rockwell and Boeing Common Stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year.
e. Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.

f. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	INVESTMENTS
The Plan's investments which exceeded 5% of the Plan's net assets as of December 31, 1996 and 1995 are as follows:
                                                 1996             1995
   Guaranteed Return Fund
     (Pooled Insurance Contract Fund)         $15,778,519     $15,022,667
   Diversified Fund (Pooled Equity Fund)        2,441,280       1,255,041
   Rockwell International Corporation
     Common Stock                               1,846,278


4.	UNIT VALUES
Participation units outstanding and participants' equity per unit at December 31, 1996 and 1995 are as follows:
                                                           Participants'
         1996                      Units Outstanding     Equity Per Unit

  Guaranteed Return Fund             14,244,343               $1.093
  Fixed Income Fund                      86,785                1.262
  Diversified Fund                    2,003,160                1.242
  Intermediate Term Bond Fund           117,384                1.058
  Rockwell Stock Fund A               1,370,986                1.247
  Rockwell Stock Fund B                 216,748                1.099
  Boeing Stock Fund C                   104,277                1.114
  Boeing Stock Fund D                    14,651                1.114


                                                         Participants'
         1995                     Units Outstanding     Equity Per Unit

  Guaranteed Return Fund             14,727,384               $1.023
  Fixed Income Fund                      17,370                1.169
  Diversified Fund                    1,252,139                1.031
  Intermediate Term Bond Fund            92,000                1.028
  Rockwell Stock Fund A                 420,880                1.089

5.	TAX STATUS
The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Company voluntarily requested to correct the defect under the Closing Agreement Program of the Internal Revenue Service. Under this program, the Company amended the Plan on September 28, 1995, to bring the Plan into compliance. On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988 with respect to plan years beginning after December 31, 1986. As part of the agreement, the Company paid $27,500 in penalties.
The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1996. Therefore, no provision for income taxes is included in the Plan's financial statements.
6.	CHANGES IN THE PLAN
On December 6, 1996, the Company divested its former Aerospace and Defense businesses to Boeing by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing stock for each share of Rockwell stock which they held as of the transaction date. Also, effective December 6, 1996, Stock Funds C and D, consisting of Boeing Common Stock and representing matching and participant contributions, respectively, made prior to December 6, 1996 have been added to the Plan.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
           Column B                                 Column C                           Column D        Column E
                                            Description of Investment, Including
    Identity of Issue, Borrower,               Collateral, Rate of Interest,                            Current
      Lessor or Similar Party               Maturity Date, Par or Maturity Value         Cost            Value

Pooled Insurance Contract Fund:

  Guaranteed Return Fund (1)                Pooled insurance contract fund,
                                                  14,244,343 units                    $14,602,621      $15,778,519
Pooled Investment Funds:

  Diversified Fund (1)                      Pooled equity fund, 2,003,160 units          2,119,400        2,441,280

  Fixed Income Fund (1)                     Pooled income fund, 86,785 units             127,650          130,325

  Intermediate Term Bond Fund (1)           Pooled bond fund, 117,384 units               117,396          120,904

Total Pooled Investment Funds                                                          2,364,446        2,692,509

* Rockwell International Corporation -
    Common Stock                            Common stock, 30,329 shares                1,581,024        1,846,278

* The Boeing Company - Common Stock         Common stock, 1,156 shares                    95,546          123,177

* Loans to Participants                     Notes, 9.75%, due 12 to 60 months
                                              from date of loan                          493,124          493,124
Money Market Funds:

* Wells Fargo, N.A.                         Pacific American Fund U.S. Treasury           67,164           67,164

TOTAL INVESTMENTS                                                                    $19,203,925      $21,000,771

*  Party-in-interest.

(1)  Pooled funds held by Wells Fargo, N.A., as trustee.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996

      Column A                    Column B                  Column C      Column D       Column G       Column H       Column I

                                                                                                        Current Value
                                                                                                         of Asset on
     Identity of                                                Purchase                   Cost of        Transaction     Gain or
    Party Involved             Description of Asset              Price      Selling Price    Asset            Date        (Loss)

SERIES TRANSACTIONS:

Wells Fargo, N.A.        Pooled Insurance Contract Fund         $1,458,785                   $1,458,785     $1,458,785

Wells Fargo, N.A.        Pooled Insurance Contract Fund                       $1,714,999      1,628,148      1,714,999     $86,851

Wells Fargo, N.A.        Pooled Equity Fund                        917,802                      917,802        917,802

Wells Fargo, N.A.        Pooled Equity Fund                                       59,699         55,558         59,699       4,141

Wells Fargo, N.A.        Pacifica Treasury Money Market Fund                   1,772,009      1,772,009      1,772,009

Wells Fargo, N.A.        Pacifica Treasury Money Market Fund                   1,821,080      1,821,080      1,821,080

Wells Fargo, N.A.        Stage Coach Treasury Money Market Fund  1,019,007                    1,019,007      1,019,007

Wells Fargo, N.A.        Stage Coach Treasury Money Market Fund                  970,223        970,223        970,223

Rockwell International
  Corporation            Common Stock                            1,214,181                    1,214,181      1,214,181



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.


	ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
	FOR HOURLY EMPLOYEES


                                                         A. J. Spigarelli
                                                         A. J. Spigarelli
                                                        Plan Administrator
Date:  June 30, 1997





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
INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 333-00711 of Rockwell International Corporation on Form S-8, and the Prospectus dated February 5, 1996 with respect to the Securities covered thereby, of our report dated June 20, 1997 appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Hourly Employees for the year ended December 31, 1996.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 30, 1997




























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